Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

February 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Arrived Debt Fund, LLC
Offering Statement on Form 1-A
Filed January 17, 2024
File No. 024-12390

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Arrived Debt Fund, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 1, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on January 17, 2024 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

The Company is filing an amendment to the Offering Statement (the “Amendment”) concurrently with the filing of this letter to include the responses noted below and other changes.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Form 1-A filed January 17, 2024

Risk Factors, page 9

1.	Please revise to add a risk factor disclosing risks related to the Arrived Homes Wallet, including that the investors will not be entitled to any interest earned for funds held in the Wallet.

In response to the Staff’s comment, the Amendment updates the Offering Statement to include a risk factor disclosing risks related to the Arrived Homes Wallet.

Plan of Distribution

Direct Share Purchase Component of the Plan, page 117

2.	We note your statement here that the plan is subject to the $75 million offering limit. Please also revise your cover page, Use of Proceeds, and Plan of Distribution sections to clarify that the additional shares being issued under the distribution reinvestment and direct share purchase components of the Plan will be aggregated as part of the maximum offering amount you can offer in any 12-month period pursuant to Regulation A.

In response to the Staff’s comment, the Amendment updates the Offering Statement to disclose on the cover page, Use of Proceeds and Plan of Distribution sections that additional shares being issued under the distribution reinvestment and direct share purchase components of the Plan will be aggregated as part of the maximum offering amount offered in any rolling 12-month period pursuant to Regulation A.

3.	We note your disclosure that under the direct share purchase component of the Plan, investors will be able to make optional cash purchases of common shares. Please revise to describe the material aspects of the direct share purchase component of the Plan, including describing the steps an investor will take to enroll in the plan and how you will inform investors of the plan’s commencement. Please also revise to clarify how and how often you will inform investors of how much of the offering limit has been sold in total, how you will inform participants in both the direct share purchase component of the Plan and the distribution reinvestment component of the Plan that the offering limit has been reached, and what happens to these investors in the event the offering limit is reached.

The Company respectfully submits that the description under the heading Plan of Distribution—Distribution Reinvestment and Direct Share Purchase Plan in the initial Offering Statement contains a summary description of the key aspects of the Plan, and Appendix B contains a more detailed description. The amendment updates the Offering Statement to specifically refer investors to the details contained in Appendix B. Notwithstanding the forgoing, in response to the Staff’s comment, the Amendment updates the Offering Statement to describe additional information regarding the Plan, including how the Company will inform investors of the Plan’s commencement, and how the Company will notify investors of how much of the offering limit has been sold and what happens in the event the offering limit is reached.

4.	Please advise whether, in connection with each additional (i.e., “recurring”) investment you will (i) obtain an affirmative written confirmation from each investor consenting to any additional investment and (ii) deliver to each investor an offering circular, including any supplements.

The Company will not obtain an affirmative written consent in connection with each additional investment. By enrolling in the Plan, investors will consent to purchasing additional shares on a recurring basis, and may terminate participation in the Plan at any time by delivering written notice to the Company. The Company’s offering circular, including any supplements, is available on the Arrived website and the SEC website, and a link to such documents will be in included in the documentation investors will be required to complete in order to enroll in the Plan.

* * * * *

If you have any questions or would like further information concerning the Company’s responses, please do not hesitate to contact me at (212) 813-8842. You may also contact John Rostom, General Counsel and Vice President of Legal, at (800) 299-4707.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Ryan Frazier, Chief Executive Officer
Arrived Holdings, Inc.

David Roberts, Esq. Patrick Wilson, Esq.
Goodwin Procter LLP